Exhibit 99.1

AsiaStrategy Signs Memorandum of Understanding with Plume Network to Advance Real-World Asset Tokenisation Across Asia

Non-binding memorandum contemplates a joint venture pairing Plume’s tokenisation infrastructure with AsiaStrategy’s and Sora Ventures’ distribution across Asia, positioning the Company for what it believes will be a structural shift in how financial assets are issued, held, and traded

Hong Kong, Oct. 01, 2026 (GLOBE NEWSWIRE) — AsiaStrategy (Nasdaq: SORA) today announced that it has entered into a non-binding memorandum of understanding with Plume, the Open Finance platform for institutional assets, to explore the formation of a joint venture focused on the structuring, issuance, and distribution of tokenised financial products to investors in Asia and other markets outside the United States.

The memorandum contemplates a division of responsibilities that reflects what each party brings. Plume would contribute its tokenisation infrastructure, technical know-how, and regulatory standing, which includes registrations and licences held in several jurisdictions. AsiaStrategy, together with the wider Sora Ventures network, would contribute origination, distribution, and capital markets access across the Asian markets in which the group is active, including Japan, Korea, Hong Kong, Thailand, and the United Arab Emirates.

The parties intend to work initially on products that pair established asset classes with compliant on-chain distribution, with scope to broaden the range over time as the market develops. Product scope, structuring, and sequencing remain under discussion, and no product has been launched or offered to investors.

The Company views tokenisation as one of the more consequential developments in financial infrastructure of the coming decade. Regulatory frameworks for digital assets have advanced materially across Asia and the Gulf, institutional appetite for on-chain settlement and distribution has moved from pilot to production, and the direction of travel across the major financial centres is now toward accommodation rather than restriction. AsiaStrategy believes the parties that combine licensed technical infrastructure with genuine distribution will be positioned to capture a disproportionate share of that transition, and intends to be among them.

For AsiaStrategy, the initiative is intended to extend the Company’s activities into a financialisation layer that sits alongside its Bitcoin treasury and its digital-asset pledging business. Where the pledging business generates revenue from deploying the Company’s balance sheet, a tokenisation platform is intended over time to generate revenue from structuring, distribution, and platform activity: a stream that would scale with the volume of assets brought on-chain rather than with the size of the Company’s own balance sheet. The Company regards that combination of a hard-asset treasury, a credit business, and a platform layer as a durable foundation for growth through market cycles.

“We think tokenisation ends up being the default way a great many financial assets are issued and held, and Asia is where that happens first,” said Jason Fang, Chairman and Co-Chief Executive Officer of AsiaStrategy. “Plume has taken the harder route of building inside the licensed perimeter rather than around it, which is the only version of this that scales to institutional size. What we and Sora Ventures bring is the other half of the equation: relationships with the issuers, institutions, and capital pools in this region that decide whether a product actually gets distributed. Put those two halves together and you have something with real reach.”

The memorandum is non-binding, and the joint venture remains subject to definitive documentation, internal approvals, and applicable regulatory requirements. The parties intend that any activity conducted under the proposed venture will be undertaken within licensed frameworks in each relevant jurisdiction, and that distribution will not be directed at United States persons unless and until the applicable requirements are satisfied.

“Our approach to new business lines has not changed,” Mr Fang added. “We ask whether it adds durable earnings power, whether we can execute it compliantly, and whether it compounds value for shareholders. Tokenisation clears the first test comfortably on any reasonable view of where this market is heading, and this memorandum is how we address the second and third. We would rather be early and properly built than late and well documented.”

asiastrategy.io | 33/F Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong | contact@asiastrategy.io

About AsiaStrategy

AsiaStrategy (Nasdaq: SORA) is a Cayman-incorporated, Hong Kong-headquartered luxury watches trading company diversified into Bitcoin and digital asset treasury. Its activities span Bitcoin treasury management, digital-asset-collateralised lending, compute infrastructure, and related financing and tokenisation initiatives across Asia and beyond, with a focus on Japan, Korea, Hong Kong, and Thailand.

About Plume

Plume is the Institutional Open Finance platform. It brings institutional assets out of closed financial systems into open, programmable, globally accessible markets. Plume Vaults, Plume's flagship asset management protocol, opens institutional assets from Apollo, WisdomTree, Hamilton Lane, and other leading firms to global investors through compliant, non-custodial vaults. Backed by Apollo Global Management, Galaxy Digital, and Brevan Howard. It holds a SEC transfer-agent registration via Kimber Transfer Agency LLC and a licence from the Bermuda Monetary Authority.

Investor & Media Contact

AsiaStrategy Investor Relations

contact@asiastrategy.io | asiastrategy.io

Forward-Looking Statements

This release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the proposed joint venture with Plume Network, the products and services that may be developed or distributed under it, the Company’s tokenisation strategy, the anticipated revenue characteristics of any resulting business, and management’s expectations as to the growth, regulatory development, and institutional adoption of tokenised financial assets generally. Such statements reflect management’s current expectations and assumptions and are subject to risks and uncertainties, including the failure to agree definitive documentation, the possibility that tokenisation markets develop more slowly or differently than anticipated, regulatory developments in the jurisdictions in which the parties operate, technology and counterparty performance risk, digital asset price volatility, and the availability of financing. The memorandum of understanding described in this release is non-binding, and no assurance can be given that any venture, transaction, or product described will be entered into, launched, or completed on the terms described, or at all. Actual results may differ materially from those expressed or implied. Investors should not place undue reliance on forward-looking statements and should refer to the risk factors set out in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update these statements except as required by law.

asiastrategy.io | 33/F Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong | contact@asiastrategy.io